Exhibit 12.2
COLONIAL REALTY LIMITED PARTNERSHIP
Ratio of Earnings to Fixed Charges

	For the three months ended
	ended March 31,
(all dollar amounts in thousands)	2009	2008

Earnings:
Pre-tax income (loss) before adjustment for noncontrolling interest in consolidated subsidiaries or income, loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$13,807	$3,432
Amortization of interest capitalized	900	900
Interest capitalized	(2,243)	(6,336)
Distributed income of equity investees	3,800	3,217
Fixed charges	23,978	25,003

Total earnings	$40,242	$26,216

Fixed Charges:
Interest expense	$20,432	$17,479
Capitalized interest	2,243	6,336
Debt costs amortization	1,303	1,188

Total Fixed Charges	$23,978	$25,003

Ratio of Earnings to Fixed Charges	1.7	1.0

The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.

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